

06001859

06001859

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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A 1
2/9/06

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 035159

8 - 46794

REPORT FOR THE PERIOD BEGINNING__01/01/05__ AND ENDING__12/31/05__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STRINGER SECURITIES , INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

5307 FOXHUNT DRIVE
(No. and Street)

WESLEY CHAPEL	FL	33543
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARGARET W. STRINGER   813-973-1109

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FERLITA, WALSH & GONZALEZ, P.A.
(Name – if individual, state last, first, middle name)

3302 AZEELE STREET	TAMPA	FL	33609
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 1 3 2006
THOMSON
FINANCIAL

RECEIVED
FEB 0 3 2006
SEC MAIL
WASH., D.C. 185
PROCESSING SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ MARGARET W. STRINGER _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
STRINGER SECURITIES, INC. _____ , as

of _____ DECEMBER 31 _____ , 2005 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

N/A

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRINGER SECURITIES, INC.

FINANCIAL STATEMENTS

Years Ended December 31, 2005 and 2004

TABLE OF CONTENTS

Page No.



Ferlita, Walsh & Gonzalez, P.A.
Certified Public Accountants



The CPA. Never Underestimate The Value.^{SM}

SAM S. FERLITA, C.P.A.
VINCENT E. WALSH, C.P.A.
FROMENT JOHN GONZALEZ, III, C.P.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MEMBERS:
AMERICAN INSTITUTE OF C.P.A.'S
S.E.C. AND PRIVATE COMPANIES
PRACTICE SECTIONS
FLORIDA INSTITUTE OF C.P.A.'S

Board of Directors
Stringer Securities, Inc.
Tampa, Florida

We have audited the accompanying statements of financial condition of Stringer Securities, Inc. as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stringer Securities, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ferlita, Walsh + Gonzalez, P.A.

Ferlita, Walsh & Gonzalez, P.A.
Certified Public Accountants
Tampa, Florida

January 11, 2006

STRINGER SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

	2005	2004
ASSETS		
Cash	$ 521	$ -
Certificate of deposit	10,092	9,992
Miscellaneous receivable	186	42
Prepaid expenses	2,817	1,807
	$ 13,616	$ 11,841
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Bank overdraft	$ -	$ 123
STOCKHOLDER'S EQUITY		
Common stock, $.10 par value, authorized		
10,000 shares, 1,000 shares issued and outstanding	100	100
Additional paid-in capital	25,000	24,700
Retained deficit	(11,484)	(13,082)
	13,616	11,718
	$ 13,616	$ 11,841

See accompanying notes.

STRINGER SECURITIES, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2005 and 2004

	2005	2004
REVENUES		
Commissions	$ 74,789	$ 56,607
Interest	244	119
	75,033	56,726
EXPENSES		
Commission expense	50,011	32,503
Accounting	3,308	3,075
Registration fees	1,845	1,070
Bank charges	600	494
Insurance	371	379
Referrals	17,000	11,500
Annual report	150	150
Licenses and fees	150	150
	73,435	49,321
NET INCOME	$ 1,598	$ 7,405

See accompanying notes.

STRINGER SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2005 and 2004

	Common Stock		Additional Paid - In Capital		Retained Deficit	
Balance at December 31, 2003	$	100	$	21,700	$	(11,487)
Contribution of capital		-		3,000		-
Net income		-		-		7,405
Distributions		-		-		(9,000)
Balance at December 31, 2004	$	100	$	24,700	$	(13,082)
Contribution of capital		-		300		-
Net income		-		-		1,598
Balance at December 31, 2005	$	100	$	25,000	$	(11,484)

See accompanying notes.

STRINGER SECURITIES, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,598	$ 7,405
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease (increase) in:		
Miscellaneous receivable	(145)	2
Prepaid expenses	(1,009)	(1,490)
Increase (decrease) in:		
Bank overdraft	(123)	123
NET CASH PROVIDED BY OPERATING ACTIVITIES	321	6,040
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of certificate of deposit	(100)	(121)
NET CASH USED BY INVESTING ACTIVITIES	(100)	(121)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contribution of capital	300	3,000
Distributions to stockholder	-	(9,000)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	300	(6,000)
NET CHANGE IN CASH	521	(81)
CASH AT BEGINNING OF YEAR	-	81
CASH AT END OF YEAR	$ 521	$ -
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ -	$ -
Income tax paid	$ -	$ -

See accompanying notes.

STRINGER SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Stringer Securities, Inc. (Company) sells real estate involving registered securities located in central Florida.

Revenue Recognition

The Company records commissions on a settlement date basis.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses.

Statement of Cash Flows

The Company considers all cash in bank with an original maturity of ninety days or less as cash.

Income Taxes

The Company, with the consent of its stockholder, elected under the Internal Revenue Code to be taxed as an S Corporation effective January 1, 1994. In lieu of corporation income taxes, the stockholder of an S Corporation is taxed on the Company's taxable income.

Fair Value of Financial Instruments

The Company's financial instruments include cash, cash equivalents, and prepaid expense. The carrying values of these financial instruments have been estimated by management to approximate their fair values.

SUPPLEMENTARY INFORMATION

STRINGER SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL
  Total stockholder's equity qualified for net capital $ 13,616

    Deductions and / or charges
     Non-allowable assets
      Other assets   (2,817)

    Net capital $ 10,799

TOTAL AGGREGATE INDEBTEDNESS $ -

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
  Minimum dollar requirement $ 5,000

  Excess net capital $ 5,799

RECONCILIATION WITH COMPANY'S COMPUTATION.
  No material difference.

See Independent Auditors' Report.

STRINGER SECURITIES, INC.
SCHEDULE II - INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2005

The Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

See Independent Auditors' Report.


Board of Directors
Stringer Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Stringer Securities, Inc. (The Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3-(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons

2.   Recordation of differences required by rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation ore registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Ferlita, Walsh & Gonzalez, P.A.

Ferlita, Walsh & Gonzalez, P.A.
Certified Public Accountants
Tampa, Florida

January 11, 2006